SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of: February 2024
Commission File Number: 001-36115

HYDRO ONE INC.
(Translation of Registrant’s name into English)

483 Bay Street, South Tower, 8th Floor, Toronto Ontario M5G 2P5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒

EXHIBIT INDEX

99.1	Audited consolidated financial statements of the Registrant as at and for the years ended December 31, 2023 and 2022, and Auditors' Report thereon dated February 12, 2024

99.2	Management’s Discussion and Analysis of the Registrant as at and for the year ended December 31, 2023

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDRO ONE INC.

/s/ Christopher Lopez
Name: Christopher Lopez
Title: Executive Vice President, Chief Financial and Regulatory Officer

Date:	February 13, 2024